

Entity Profile Information

Viewed on June 24, 2025

NFA ID 0443649 HSBC BANK USA NA

Current Status Information

Branch ID	Status	Effective Date
	ALSO SEE NFA ID 0434534	
	SWAP DEALER REGISTERED	08/15/2023
	NFA MEMBER APPROVED	05/15/2013

Status History Information

Status	Effective Date
ALSO SEE NFA ID 0434534	
SWAP DEALER REGISTERED	08/15/2023
NFA MEMBER APPROVED	05/15/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/18/2012
SWAP DEALER PENDING	12/18/2012

Outstanding Requirements

Annual Due Date: 6/1/2026

ANNUAL MEMBERSHIP DUES REQUIRED FOR 9/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2025

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2026

FIRM DISCIPLINARY INFORMATION IN REVIEW

Disciplined Employee Summary



Business Information

Name	**HSBC BANK USA NA**
Form of Organization	**US FEDERALLY CHARTERED BANK**
Federal EIN	**201177241**

Business Address

Street Address 1	**1800 TYSONS BOULEVARD, SUITE 50**
City	**TYSONS**
State (United States only)	**VIRGINIA**
Zip/Postal Code	**22102**
Country	**UNITED STATES**

Phone Number	**302-652-4673**
Fax Number	**302-652-4927**
Email	**DUSTIN.T.NATALE@US.HSBC.COM**
Website/URL	**WWW.US.HSBC.COM**
CRD/IARD ID	**Not provided**



Location of Business Records

Viewed on June 24, 2025

NFA ID 0443649 HSBC BANK USA NA

Street Address 1	**66 HUDSON BOULEVARD**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**



Principal Information

Individual Information

NFA ID	**0561211**
Name	**AVILES DE KOSTES, EDITH VALENTINA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-09-2024**

NFA ID	**0534685**
Name	**BUSCAGLIA, SARA FAYE**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-14-2025**

NFA ID	**0553422**
Name	**ELMGART, PADMA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-23-2023**

NFA ID	**0545796**
Name	**FLOWERS, MELVIN LOUIS**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-11-2022**

NFA ID	**0523453**
Name	**FULLAM, ANDREW THOMAS**
TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-17-2024**

NFA ID	0309237
Name	GOODWIN, CARY LONGSTRETH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-21-2025

NFA ID	0469907
Name	HARTMANN, WILLIAM LLOYD
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-11-2023

NFA ID	0527670
Name	HENDERSON, JASON RYAN
TItle(s)	CHIEF EXECUTIVE OFFICER HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	04-13-2020

NFA ID	0552193
Name	LARSON, CAROL HULIT
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	01-11-2023

NFA ID	0545792
Name	MADISON, GEORGE WHEELER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-11-2022

NFA ID	0566004
Name	NATALE, DUSTIN THOMAS
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 2 of 4

Status	**APPROVED**
Effective Date	**06-16-2025**

NFA ID	**0562535**
Name	**ODEN, RACQUEL NATASHA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-06-2024**

NFA ID	**0289945**
Name	**POLSKY, LISA K**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-23-2023**

NFA ID	**0544044**
Name	**SCHROEDER, ALICE DAVEY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-07-2022**

NFA ID	**0571942**
Name	**THAPAR, SHOBHIT**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-29-2025**

Holding Company Information

NFA ID	**0453422**
Full Name	**HSBC HOLDINGS PLC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**

NFA ID	**0455687**
Full Name	**HSBC NORTH AMERICA HOLDINGS INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**

NFA ID	**0455684**
Full Name	**HSBC OVERSEAS HOLDING UK LIMITED**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**

NFA ID	**0063886**
Full Name	**HSBC USA INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**



Non-U.S. Regulator Information

Viewed on June 24, 2025

NFA ID 0443649 HSBC BANK USA NA

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
CAYMAN ISLANDS	CAYMAN ISLANDS MONETARY AUTHORITY
HONG KONG	HONG KONG MONETARY AUTHORITY
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY (FCA)
CANADA	OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS
BRAZIL	BANCO CENTRAL DO BRASIL/BRAZILIAN CENTRAL BANK
CHILE	SUPERINTENDENCIA DE BANCOS E INSTITUCIONES FINANCIERAS CHILE
COLOMBIA	SUPERINTENDENCIA FINANCIERA DE COLOMBIA
URUGUAY	BANCO CENTRAL DEL URUGUAY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
ARGENTINA	BANCO CENTRAL DE LA REPUBLICA ARGENTINA
CHINA	CHINA BANKING REGULATORY COMMISSION
ISRAEL	BANK OF ISRAEL



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> **OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Criminal Disclosure Matter Summary: NONE



Disciplinary Information - Regulatory Disclosures

Viewed on June 24, 2025

NFA ID 0443649 HSBC BANK USA NA

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily underlined{enjoined} the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been underlined{found}, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any underlined{investment-related statute} or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other underlined{person}; or
- have failed to supervise another underlined{person}'s activities under any underlined{investment-related statute} or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes



ORS
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Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID | 0443649 |  | HSBC BANK USA NA

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

 Add DMP

Current Regulatory Disclosure Matter Summary (7 DMPs)

100   entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16448	10/06/2017	FOREIGN EXCHANGE TRADING PRACTICES				
	16449	10/05/2017	FRB FOREIGN EXCHANGE TRADING				

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16450	03/02/2016	FEBRUARY 2016; CIVIL ACTION NO.:16-0199				
	16447	10/21/2015	DEPT. OF THE TREASURY COMPTROLLER OF THE CURRENCY				
	16444	12/18/2012	APRIL 2011 - OFFICE OF THE COMPTROLLER OF THE CURRENCY - CEASE AND DESIST ORDER				
	16445	12/18/2012	DECEMBER 2012 - DEFERRED PROSECUTION & CONSENT ORDERS W/ REGULATORY AND LAW ENFORCEMENT AUTHORITIES				
	16443	12/18/2012	OCTOBER 2010 - OFFICE OF THE COMPTROLLER OF THE CURRENCY - CEASE AND DESIST ORDER				

❓ **Archived Regulatory Disclosure Matter Summary (2 DMPs)**   ⌄



Disciplinary Information - Financial Disclosures

Viewed on June 24, 2025

NFA ID 0443649 HSBC BANK USA NA

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes



ORS
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Disciplinary Information - Financial Disclosure Matter Summary

NFA ID   0443649      HSBC BANK USA NA

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

 Add DMP

Current Financial Disclosure Matter Summary (1 DMP)

100   entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
	16446	10/20/2014	FINANCIAL DISCLOSURE				

❓ **Archived Financial Disclosure Matter Summary**   ⌃

There are currently no archived DMPs.



Registration Contact Information

First Name	**ROBERT**
Last Name	**LUCKMAN**
Title	**SENIOR ASSISTANCE VICE PRESIDENT**
Street Address 1	**227 W MONROE**
Street Address 2	**SUITE 1810**
City	**CHICAGO**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60606**
Country	**UNITED STATES**
Phone	**224-880-8555**
Email	**ROBERT.D.LUCKMAN@US.HSBC.COM**



Enforcement/Compliance Communication Contact Information

Viewed on June 24, 2025

NFA ID 0443649 HSBC BANK USA NA

First Name	**DUSTIN**
Last Name	**NATALE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**66 HUDSON BOULEVARD**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-525-5915**
Email	**DUSTIN.T.NATALE@US.HSBC.COM**



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY



Membership Contact Information

NFA ID 0443649 HSBC BANK USA NA

Membership Contact

First Name	**DUSTIN**
Last Name	**NATALE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**66 HUDSON BOULEVARD**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-525-5915**
Email	**DUSTIN.T.NATALE@US.HSBC.COM**

Accounting Contact

First Name	**ROBERT**
Last Name	**LUCKMAN**
Title	**SENIOR ASSISTANT VICE PRESIDENT**
Street Address 1	**227 W. MONROE STREET**
Street Address 2	**SUITE 100**
City	**CHICAGO**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60606**
Country	**UNITED STATES**
Phone	**224-880-8555**
Email	**ROBERT.D.LUCKMAN@US.HSBC.COM**

Arbitration Contact

First Name	**DIANA**
Last Name	**MILLER**
Title	**GENERAL COUNSEL US LITIGATION**
Street Address 1	**66 HUDSON BOULEVARD EAST**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-525-0783**
Email	**DIANA.MILLER@HSBC.COM**

Compliance Contact

First Name	**DUSTIN**
Last Name	**NATALE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**66 HUDSON BOULEVARD**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-525-5915**
Email	**DUSTIN.T.NATALE@US.HSBC.COM**

Chief Compliance Officer Contact

First Name	**DUSTIN**
Last Name	**NATALE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**66 HUDSON BOULEVARD**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-525-5915**
Email	**DUSTIN.T.NATALE@US.HSBC.COM**



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NFA ID [0443649] [Enter]   HSBC BANK USA NA

No information available.

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Filing History

Click on the Form Message link to see details.

Entity Profile Information

Entity ID	0443	HSBC BANK USA NA	🔍		Form Message:		Filter
Sponsor ID	SPO		Clear		Start Date:		Clear
					End Date:		

100   entries per page

Search:

PROCESS DATE	SPONSOR ID	FORM MESSAGE	USER NAME
2025-06-24		BUSINESS LOCATIONS CHANGED	LUCKMANR
2025-05-30		ANNUAL REGISTRATION UPDATE FILED	LUCKMANR
2024-06-03		ANNUAL REGISTRATION UPDATE FILED	LUCKMANR
2024-06-03		BUSINESS LOCATIONS CHANGED	LUCKMANR
2024-04-16		BUSINESS LOCATIONS CHANGED	LUCKMANR
2024-01-04		BUSINESS LOCATIONS CHANGED	LUCKMANR
2023-11-16		BUSINESS LOCATIONS CHANGED	LUCKMANR
2023-11-13		BUSINESS LOCATIONS CHANGED	BOWERSA1
2023-05-15		FIRM REGULATORY DMP ADDED - 18978	LUCKMANR
2023-05-15		FIRM REGULATORY DMP UPDATED - 18977	LUCKMANR
2023-05-15		FIRM REGULATORY DMP ADDED - 18977	LUCKMANR
2022-12-28		BUSINESS LOCATIONS CHANGED	NAZIFIA1
2022-12-28		BUSINESS LOCATIONS CHANGED	NAZIFIA1
2021-05-24		BUSINESS LOCATIONS CHANGED	NAZIFIA1

PROCESS DATE	SPONSOR ID	FORM MESSAGE	USER NAME
2019-07-25		BUSINESS LOCATIONS CHANGED	NAZIFIA1
2018-11-02		BUSINESS LOCATIONS CHANGED	NAZIFIA1
2018-09-28		BUSINESS LOCATIONS CHANGED	NAZIFIA1
2018-07-26		HOLDING COMPANY DELETED FOR ID 0455686	NAZIFIA1
2018-07-26		HOLDING COMPANY DELETED FOR ID 0455685	NAZIFIA1
2018-07-19		BUSINESS LOCATIONS CHANGED	NAZIFIA1
2018-06-13		BUSINESS LOCATIONS CHANGED	NAZIFIA1
2017-10-06		FIRM REGULATORY MATTER INFORMATION FILED	NAZIFIA1
2017-10-06		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	NAZIFIA1
2017-10-05		FIRM REGULATORY MATTER INFORMATION FILED	NAZIFIA1
2017-10-05		FIRM REGULATORY DISCLOSURE QUESTION E CHANGED	NAZIFIA1
2017-10-05		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	NAZIFIA1
2017-10-05		FIRM REGULATORY DISCLOSURE QUESTION E CHANGED	NAZIFIA1
2017-10-05		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES	NAZIFIA1
2017-05-23		BUSINESS LOCATIONS CHANGED	NAZIFIA1
2017-05-23		BUSINESS LOCATIONS CHANGED	NAZIFIA1
2016-10-17		BUSINESS LOCATIONS CHANGED	MATSUMOTOF1
2016-03-02		FIRM REGULATORY MATTER INFORMATION FILED	CAMPANIONIM1
2016-03-02		FIRM REGULATORY DISCLOSURE QUESTION I CHANGED	CAMPANIONIM1
2016-03-02		FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES	CAMPANIONIM1
2015-10-21		FIRM REGULATORY MATTER INFORMATION FILED	CHAVIERIE
2015-09-01		BUSINESS LOCATIONS CHANGED	CHAVIERIE
2015-02-02		BUSINESS LOCATIONS CHANGED	CAMPANIONIM1
2015-01-29		BUSINESS LOCATIONS CHANGED	CAMPANIONIM1
2014-10-20		FIRM FINANCIAL MATTER INFORMATION FILED	CAMPANIONIM1
2014-10-20		FIRM FINANCIAL DISCLOSURE QUESTION J CHANGED	CAMPANIONIM1
2014-10-20		FIRM FINANCIAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	CAMPANIONIM1
2014-01-31		BUSINESS LOCATIONS CHANGED	CHAVIERIE
2013-12-20		BUSINESS LOCATIONS CHANGED	CHAVIERIE
2013-10-29		FIRM CRIMINAL DISCLOSURE QUESTION C CHANGED	CHAVIERIE
2013-10-29		FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	CHAVIERIE
2012-12-18		FIRM APPLICATION FILED	CHAVIERIE

Showing 1 to 46 of 46 entries

